Contacts: **Leiv Lea**
Pharmacyclics, Inc.
(408) 774-0330
Carolyn Wang
WeissComm Partners
(415) 946-1065

PHARMACYCLICS NOVEL BTK INHIBITOR SHOWS EFFICACY IN PRECLINICAL MODELS OF RHEUMATOID ARTHRITIS AND LYMPHOMA

SUNNYVALE, Calif., June 9, 2008 -- Pharmacyclics, Inc. (Nasdaq: PCYC) today announced results from a preclinical study evaluating PCI-32765, an orally available, selective inhibitor of Bruton's tyrosine kinase, or Btk, in collagen induced arthritis, an established animal model for rheumatoid arthritis (RA). The data were presented during the Federation of Clinical Immunology Societies (FOCIS) meeting being held this week in Boston, MA.

Researchers examined the impact of treatment with PCI-32765 on mouse models of rheumatoid arthritis at disease onset, and with established active disease. Treatment prevented further joint swelling when animals were dosed at early stages of disease. In animals with advanced disease, treatment with PCI-32765 reduced inflammation and induced regression of disease with approximately 50% reduction in histopathologic score after only five days of dosing. Treatment with PCI-32765 was found to inhibit mast cell function and to prevent allergic reaction, with passive cutaneous analphylaxis inhibited by more than 95%. In other studies, human B-cell activation was shown to be selectively inhibited by drug treatment in vitro. PCI-32765 also inhibited the proliferation of, and induced apoptosis in, multiple B-cell lymphoma cell lines in vitro, suggesting that Btk inhibition could be a novel drug target in lymphoma.

"This study suggests that treatment with PCI-32765 causes a potent combined blockade of both B-cell and mast cell activation," said Joseph J. Buggy, Ph.D., vice president of research for Pharmacyclics. "This dual blockade may account for the preclinical efficacy seen in established arthritis models and holds promise for potential use in humans with advanced RA and other immune mediated diseases. The inhibition of B-cell function and proliferation in the various models, including lymphomas, forms the basis for our phase 1 clinical trial, which is anticipated to begin in the fourth quarter of calendar 2008."

Btk is a critical enzyme involved in B-cell activation and mast cell function, and inhibition of its function may be useful in the treatment of immune mediated diseases. Mast cells play a key role in the inflammatory process and are implicated in the pathology associated with the autoimmune disorders, such as RA and in allergy. Recently, mast cells have been found to play an important role in tumor growth and angiogenesis. B-cells are a type of white blood cell that normally play an important role in the body's immune response. However, when B-cells are overactive, the immune system produces inflammatory cells and antibodies that begin to attack the body's own tissue, leading to autoimmune disorders. Most lymphomas are caused by uncontrolled growth of B-cells where activation of the B-cell receptor and Btk signaling are thought to play important roles.

About Pharmacyclics

Pharmacyclics is a pharmaceutical company developing innovative products to treat cancer and other serious diseases. The company is leveraging its small-molecule drug development expertise to build a pipeline in oncology and other diseases based on a wide range of targets, pathways and mechanisms. More information about the company, its technology, and products can be found at www.pharmacyclics.com. Pharmacyclics® and the "pentadentate" logo® are registered trademarks of Pharmacyclics, Inc.

NOTE: Other than statements of historical fact, the statements made in this press release about plans for initiating a Phase 1 study for PCI-32765, and other future plans for our clinical trials, progress of and reports of results from preclinical and clinical studies, clinical development plans and product development and corporate partnering activities are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. The words "project," "believe," "will," "may," "continue," "plan," "expect," "intend," "anticipate," variations of such words, and similar expressions also identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. The forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Factors that could affect actual results include risks associated with unexpected delays in clinical trials and preclinical studies and the timing for making related regulatory filings; the fact that data from preclinical studies and Phase 1 or Phase 2 clinical trials may not necessarily be indicative of future clinical trial results; our ability to estimate accurately the amount of cash to be used to fund operations over the next 12 months, our ability to obtain future financing and fund the product development of our pipeline; the initiation, timing, design, enrollment and cost of clinical trials and preclinical studies; our ability to establish successful partnerships and collaborations with third parties; the regulatory approval process in the United States and other countries; and our future capital requirements. For further information about these risks and other factors that may affect the actual results achieved by Pharmacyclics, please see the company's reports as filed with the U.S. Securities and Exchange Commission from time to time, including but not limited to its annual report on Form 10-K for the period ended June 30, 2007 and its subsequently filed quarterly reports on Form 10-Q. Forward-looking statements contained in this announcement are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

###